November 3, 2006

Jeffrey Flannery
President and Chief Executive Officer
Safe Travel Care, Inc.
8880 Rio San Diego Drive, 8th Floor
San Diego, CA 92108

RE: Safe Travel Care, Inc.
     File No. 0-26139
     Preliminary Information Statement on Form 14C
     Filed on October 27, 2006

Dear Mr. Flannery:

   This is to advise you that we are limiting our review of the above information statement to the following matters.

Outstanding Shares and Voting Rights, page 4

1. We note your disclosure in the second paragraph under this heading that on June 2, 2006, "SFTV amended and restated its articles of incorporation to increase the authorized shares of all classes of stock to 1,900,000,000, with 100,000,000 of these shares to be designated as 'Preferred Series Stock.'" It does not appear that you filed either a form of proxy statement on Schedule 14A or a form of information statement on Schedule 14C in connection with this amendment to your charter. Please tell us the basis for your belief that you were not required to provide shareholders with either a proxy or information statement in connection with the amendment to your articles of incorporation described above.

2. Please reconcile the above-quoted language, suggesting that the 1,900,000,000 shares currently authorized by your charter consist of both common and preferred shares, with disclosure elsewhere, such as in the immediately preceding paragraph, that you have 1,900,000,000 shares of common stock authorized.

   We will not conduct any further review of the information statement.   As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive information statement, please furnish a letter, acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc: Luke Zouvas, Esq. (*via facsimile*)